Mail Stop 3561

July 23, 2009

Ricardo Nunez, Esq.
Senior Vice President, General Counsel and Corporate Secretary
HD Supply, Inc.
3100 Cumberland Boulevard, Suite 1480
Atlanta, Georgia 30339

> **Re: HD Supply, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed July 10, 2009**
> **File No. 333-159809**

We have reviewed your response letter and amendment number one to your Registration Statement on Form S-4 filed July 10, 2009. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Exhibit 5.1 Opinion of Debevoise & Plimpton LLP

1. Please have counsel confirm to us in writing that it concurs with our understanding that the reference and limitation to "General Corporation law of the State of Delaware" includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Please ensure that counsel files this written confirmation as correspondence on EDGAR.

Exhibit 5.2 Opinion of Holland & Hart LLP

2. Please have counsel revise the last paragraph of the legal opinion to remove any implication that it cannot be relied upon as part of your filing. We understand that counsel has consented to including the opinion as an exhibit and to Debevoise and Plimpton relying upon it, but we note the statement that the opinion "may not be furnished to…or relied upon by, any other person without the prior written consent of this Firm."

3. We note that counsel states in the last sentence of its opinion that the "opinions expressed herein are as of the date hereof … and we make no undertaking to amend or supplement such opinions…." Please have counsel revise the opinion to state that they have no

obligation to update the opinion after the date of effectiveness, or have counsel re-file the opinion on the date of effectiveness.

Exhibit 5.3 Opinion Holland & Knight LLP

4. We note that counsel states in the third paragraph on page six that its opinion speaks as of 8:00 a.m. EST on July 10, 2009 and disclaims "any obligation to provide you with any subsequent opinion or advice by reason of any future changes or events…." Please have counsel revise the opinion to state that they have no obligation to update the opinion after the date of effectiveness, or have counsel re-file the opinion on the date of effectiveness.

Exhibit 5.4 Opinion of Morris, Nichols, Arsht & Tunnell LLP

5. Please have counsel revise the last paragraph of the legal opinion to remove any implication that it cannot be relied upon as part of your filing. We understand that counsel has consented to including the opinion as an exhibit and to Debevoise and Plimpton relying upon it, but we note the statement that "the opinion set forth above is expressed solely for the benefit of the addressees hereof … and may not be relied upon for any other purpose or by any other person or entity without [Morris, Nichols, Arsht & Tunnell LLP's] consent."

6. We note that counsel states in the last paragraph that its opinion speaks only as of the date thereof and that counsel undertakes "no obligation to update or supplement the opinion" after such date. Please have counsel revise the opinion to state that they have no obligation to update the opinion after the date of effectiveness, or have counsel re-file the opinion on the date of effectiveness.

Exhibit 5.5 Opinion of Dykema Gossett PLLC

7. Please have counsel revise the last paragraph of the legal opinion to remove any implication that it cannot be relied upon as part of your filing. We understand that counsel has consented to including the opinion as an exhibit and to Debevoise and Plimpton relying upon it, but we note the statement that "without our prior written consent, this opinion may not be furnished or quoted to, or relied upon by, any other person or entity for any purpose."

Exhibit 99.1 Form Letter of Transmittal

8. Please revise to remove the language in the letter of transmittal requiring the note holder to acknowledge that he/she has "reviewed" the Letter of Transmittal and Prospectus as it is inappropriate for issuers to require representations that operate as disclaimers or waivers of rights.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Anthony Watson, Accountant, at (202) 551-3318 or in his absence, Robyn Manuel, Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485 or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Steven J. Slutzky, Esq.
       Debevoise & Plimpton LLP
       (Via Facsimile)